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                                                                   EXHIBIT 99.13


                                  May 7, 1998


Shansby Partners, L.L.C.
TSG2 L.P.
TSG2 Management, L.L.C.
J. Gary Shansby
Charles H. Esserman
c/o The Shansby Group
250 Montgomery Street
San Francisco, CA 94104

               Re:  Offer to Purchase Shares of Authentic Specialty Foods, Inc.

Ladies and Gentlemen:

     Authentic Acquisition Corporation, a Texas corporation ("Purchaser"), and a wholly owned subsidiary of Agrobios, S.A. de C.V. ("Buyer"), has offered to purchase all of the outstanding shares of common stock (the "Shares") of Authentic Specialty Foods, Inc., a Texas corporation ("Company"), at a price of $17 per Share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger among Purchaser, Buyer and Company of even date herewith (the "Merger Agreement") (which, together with any amendments or supplements permitted by the Merger Agreement, collectively constitute the "Offer").

     As a condition to the consummation of the Offer and the other transactions contemplated by the Merger Agreement, Purchaser has required (i) in connection with the Offer that each of you agree to tender all Shares beneficially owned by you and not to withdraw such Shares unless the Merger Agreement has been terminated in accordance with its terms, (ii) unless the Merger Agreement has been terminated, Shansby Partners, L.L.C. ("Shansby Partners") agrees not to exercise any warrants now held by Shansby Partners, but instead that all such warrants shall be subject to clause (iii) below, (iii) at the "Effective Time of the Merger" (as defined in the Merger Agreement) all of the warrants for Shares governed by the Warrant Agreements dated September 2, 1997, September 30, 1997, October 29, 1997 and January 9, 1998, respectively, between Shansby Partners and Company automatically be canceled in exchange for the right to receive an amount (the "Cash Amount") equal to the product of (a) the number of Shares to be received by Shansby Partners upon exercise of such warrants and (b) the difference between the Offer Price and the respective "Exercise Price" (as defined in the respective Warrant Agreement) and (iv) subject to the purchase of and payment for the Shares by Purchaser pursuant to the Offer (as well as the payment of the Cash Amount), the cancellation of the
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Advisory Agreement dated August 15, 1997 between Shansby Partners and Company
(the "Advisory Agreement") and all rights to receive transaction fees thereunder in consideration for the payment at the Effective Time of the Merger of $1,400,000.00 (the "Advisory Amount"); provided, however, that the indemnification obligations set forth therein on the date hereof shall survive such cancellation.

     By execution of this Agreement in the space provided below (w) in connection with the Offer, each of you agrees to tender all Shares beneficially owned by you and not to withdraw such Shares unless the Merger Agreement has been terminated in accordance with its terms, (x) unless the Merger Agreement has been terminated, Shansby Partners agrees not to exercise any warrants now held by Shansby Partners, but instead all such warrants shall be subject to clause (y) below, (y) Shansby Partners agrees that at the Effective Time of the Merger the warrants held by Shansby Partners shall automatically be canceled in exchange for the right to receive the Cash Amount in accordance with the provisions of the Merger Agreement and (z) effective upon and subject to the purchase of and payment for the Shares (as well as the payment of the Cash Amount) by Purchaser pursuant to the Offer, and effective upon payment of the Advisory Amount, Shansby Partners agrees to cancel the Advisory Agreement, provided, however, that the indemnification obligations set forth therein on the date hereof shall survive such cancellation. Company hereby agrees at the respective times indicated above to take all actions contemplated in this paragraph to be taken by Company, including, without limitation, the payment of the Cash Amount and the Advisory Amount, at the Effective Time of the Merger.

     Also, by execution of this Agreement below, each of you hereby acknowledges and agrees that Company and Purchaser would not have an adequate remedy at law for money damages if any of the covenants or agreements in this Agreement were not performed in accordance with the terms hereof and therefore agrees that Purchaser and/or Company shall be entitled to specific performance of such covenants and agreements in addition to any other remedy to which it may be entitled, at law or equity.

     The parties hereto hereby acknowledge that Buyer and Purchaser are relying on this Agreement in making the Offer and agree that Buyer and Purchaser may rely on this Agreement. For purposes hereof Buyer and Purchaser are deemed to be third party beneficiaries hereof with the right to enforce the provisions of this Agreement.

     This Agreement shall automatically terminate if the Merger Agreement is terminated in accordance with its terms.
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     This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any principles of conflict of laws.

     If each of you are in agreement with the foregoing, please execute two originals of this Agreement in the space provided below, retain one fully executed original for your files and return the other to the undersigned. This Agreement may be executed in multiple counterparts, each of which shall be an original and all of which when taken together shall constitute one instrument.


                              Very truly yours,

                              AUTHENTIC SPECIALTY FOODS, INC.

                              By:   /s/ Robert K. Swanson
                                  ---------------------------------------
                                    Robert K. Swanson
                                    Chairman of the Board and
                                    Chief Executive Officer


Agreed and Acknowledged
this 7th day of May, 1998.

SHANSBY PARTNERS, L.L.C.

By:  /s/ Charles H. Esserman
    ------------------------------
     Charles H. Esserman
     Member

TSG2 L.P.

By:  TSG2 Management, L.L.C., its
     general partner

     By:  /s/ Charles H. Esserman
         -------------------------
          Charles H. Esserman
          Managing Member
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TSG2 MANAGEMENT, L.L.C.

By:  /s/ Charles H. Esserman
    --------------------------------
     Charles H. Esserman
     Managing Member


/s/ J. Gary Shansby
------------------------------------
J. GARY SHANSBY,
individually


/s/ Charles H. Esserman
------------------------------------
CHARLES H. ESSERMAN,
individually